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             U.S. SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D. C.  20549


                           FORM 12b-25

                   NOTIFICATION OF LATE FILING


[X] Form 10-K   [ ] Form 20F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

For the Period Ended December 31, 1998.

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

For the Transition Period Ended _____________________________________________

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_____________________________________________________________________________

                 PART I - REGISTRANT INFORMATION

Full Name of Registrant: COLE COMPUTER CORPORATION

Address of Principal          11711 South Portland
Executive Office:             Oklahoma City, Oklahoma 73170

                PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) [Section 23,047], the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

     [X]  (b)    (i)    The subject annual report, semi-annual report,
                        transition report on Form 10-K, Form 20F, 11-K or
                        Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or

     [ ]        (ii)    The subject quarterly report or transition report on
                        Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

     [X]  (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

                       PART III - NARRATIVE

          Because the Company has been unable to locate certain books and records of its predecessor, Electronic Service Co., Inc., an Oklahoma corporation (see the 8-K Current Report dated December 23, 1998, which has previously been filed with the Securities and Exchange Commission, and which is incorporated herein by reference), the audited financial statements needed for its 10-KSB Annual Report for the year ended December 31, 1998, will not be completed until mid-April, 1999. See the attached copy of a letter from the Company's accountants, Malone & Bailey, PLLC.

                   PART IV - OTHER INFORMATION

          (1) Name and address of person to contact in regard to this notification:

               Leonard W. Burningham, Esq.
               455 East 500 South, Suite 205
               Salt Lake City, Utah  84111
               Telephone:  (801) 363-7411

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                  [X] Yes  [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  [ ] Yes  [X] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


          COLE COMPUTER CORPORATION has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: 3/24/99                  By /s/ Homer O. Cole III
                                      President and Director
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